

January 14, 2011

Jay Lutsky
Chief Executive Officer
Knight Capital, Corp.
1175 Osage, Suite 204
Denver, CO 80204

> **Re:** **Knight Capital, Corp.**
> **Form 8-K**
> **File No. 000-53344**

Dear Mr. Lutsky:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian K. Bhandari
Accounting Branch Chief